FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of        July                                           2003
                        ------------------------------------       -----------
Commission File Number  000-23464
                        ------------------------------------       -----------


                               Hummingbird Ltd.
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                   Form 40-F   X
                     -------------                  ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                         No  X
                -------------               --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX


Document                                                              Page No.
--------                                                              --------

   1        News Release dated July 7, 2003 ("HUMMINGBIRD ANNOUNCES         4
            INAUGURAL EUROPEAN SUMMIT")

   2        News Release dated July 8, 2003 ("HUMMINGBIRD ANNOUNCES         7
            PRELIMINARY THIRD QUARTER FINANCIAL RESULTS")

   3        News Release dated July 9, 2003 ("VALLEY CENTER                10
            MUNICIPAL WATER DISTRICT SELECTS HUMMINGIRD ENTERPRISE OR ESRI(TM)TO IMPROVE BUSINESS PROCESSES AND REDUCE COSTS")

   4        News Release dated July 14, 2003 ("HUMMINGBIRD                 14
            ENTERPRISE(TM)DELIVERS A 105% ROI FOR PUBLIC SERVICE
            COMPANY OF NEW MEXICO")

   5        News Release dated July 21, 2003 ("HUMMINGBIRD REPORTS         18
            THIRD QUARTER FISCAL 2003 SALES $48.1 MILLION;
            ADJUSTED EPS $0.26")

   6        News Release dated July 23, 2003 ("CANADIAN FEDERAL            23
            GOVERNMENT CONVERTS 7,230 SEATS OF DOCS OPEN(R)TO
            HUMMINGBIRD DM(TM)")

   7        New Release dated July 28, 2003 ("HUMMINGBIRD POSITIONED       26
            IN THE LEADER QUADRANT IN THE 2003 INTEGRATED DOCUMENT
            MANAGEMENT MAGIC QUADRANT")

                                                                    Document 1

[Hummingbird Logo Omitted]


                HUMMINGBIRD ANNOUNCES INAUGURAL EUROPEAN SUMMIT
    European partner and client conference will feature an in-depth look at
          Hummingbird business solutions designed to help customers deliver a maximum return on IT investments

Toronto - July 7, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that it will host its inaugural European Summit, October 27 - 28, 2003, at the Palau de Congressos de Catalunya (Catalonia Palace of Congresses), in Barcelona, Spain. The conference will bring together Hummingbird executives, customers and technology partners to share and exchange ideas on effective strategies and best practices for managing knowledge assets and maximizing IT investments with Hummingbird solutions.

The European Summit will complement the annual Hummingbird Worldwide Conference & Technology Showcase - Summit 2004 - which will be announced shortly.

"In our uncertain global economy, CEOs and CFOs are increasingly faced with the dual pressures of increased regulatory scrutiny and the need to improve operational efficiencies. Senior executives must demonstrate the return on investment and business value of their technology investments while at the same time achieve a corporate culture that promotes collaboration and knowledge sharing," said Fred Sorkin, Chairman and CEO, Hummingbird Ltd. "The European Summit will focus on helping our customers extend the value of their existing investments in Hummingbird solutions by leveraging the integration across the entire Hummingbird Enterprise(TM) suite of products."

The Hummingbird European Summit will provide an excellent forum for customers to learn about the new and exciting portfolio of Hummingbird business solutions, designed to provide value-added capabilities to Hummingbird Enterprise. The solutions are applicable across a broad range of industries including legal and professional practices, government agencies, financial services, manufacturing, utilities, education, oil and gas, military and telecommunications.

The conference will feature an extensive schedule of keynotes, new solutions demonstrations, one-on-one discussions with Hummingbird executives, and break-out sessions where attendees will have the opportunity to network with their peers and share and learn how to refine business processes and increase organizational and individual productivity with Hummingbird solutions.

Conference Highlights

o Customer Solutions: Summit attendees will benefit from first-hand success stories delivered by Hummingbird customers from a variety of industries. Leading organizations including, Saatchi & Saatchi, European Court of Human Rights, Allen & Overy, NATO and Barclays Bank Plc, will demonstrate the measurable business value, improved efficiencies and competitive advantages achieved by implementing Hummingbird Enterprise technologies.

o Partner Solutions: Key applications and vertical and horizontal solutions, designed to complement and strengthen the Hummingbird solutions, will be presented by Hummingbird Partners and Alliances.

o Business Solutions: Customized by industry sector, Hummingbird staff will address the various line-of-business challenges facing organizations and demonstrate how attendees from the different sectors can deploy Hummingbird Enterprise business solutions to realize the highest return on their IT investments.

Summit Registration
To register for the Hummingbird European Summit, visit www.hummingbird.com/summit. A reduced early bird registration fee is available. Visitors to the site may subscribe to the European Summit e-newsletter, which will provide the latest news on the event and conference-related opportunities.


About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360-degree view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.


About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1400 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------


For further information, please contact:

Ronan Lavelle                            Ian Pearson
Marketing Director, Europe               Worth PR
Hummingbird Ltd.                         Tel:  +44 (0) 20 8439 8200
Tel:  +44 (0) 118 978 2800               Fax:  +44 (0) 20 8439 8201
Fax:  +44 (0) 118 978 2700               ipearson@worthpr.com
Ronan.lavelle@hummingbird.com            --------------------
-----------------------------

North American contacts:

Inder Duggal                             Michele Stevenson
Chief Financial Officer                  Corporate Communications Manager
Hummingbird Ltd.                         Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205              Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207                        michele.stevenson@hummingbird.com
                                         ---------------------------------

                                                                    Document 2

[Hummingbird Logo Omitted]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------


       Hummingbird Announces Preliminary Third Quarter Financial Results

Toronto - July 8, 2003 -- Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its preliminary unaudited consolidated results for the third quarter ended June 30, 2003. The financial figures in this release are reported in U.S. dollars.

The Company expects its sales to be between $47 and $48 million compared to $44 million reported for the third quarter of fiscal 2002. Diluted earnings per share, on a US GAAP basis and based on preliminary financial data, are expected to be $0.06 and $0.08 compared to a loss per share of $0.10 reported in the third quarter of previous year. Adjusted diluted earnings per share (based on net income excluding amortization of intangibles, in-process research and development expense, all net of related taxes) is expected to be between $0.24 and $0.26 compared to $0.26 for the third quarter of the last year. After the acquisition of Kramer Lee & Associates, the cash and investments at June 30, 2003 are expected to remain at approximately $110 million, the same as at March 31, 2003.

"In order to expand our market base and fulfill our strategic goals, Hummingbird has recently made a number of acquisitions. The third quarter of fiscal 2003 saw an increase in investments made towards the anticipated acceleration of growth in our recent acquisitions. In conjunction with this added expense, we unfortunately saw a few large deals postponed this quarter. It is our full expectation that these deals will come to fruition and that their delay is an indication of the continuing difficult economic times we are in," said Fred Sorkin, Chairman and CEO. "We remain encouraged that our strategy is correct and our commitment to our Hummingbird Enterprise product line has never been higher."

Hummingbird will host a brief conference call at 8:00 am EDT, Wednesday July 9, 2003 to discuss the preliminary financial results. The Company will announce its final financial results for the third quarter on Monday July 21, 2003 after the close of market hours, at which time more complete information will be provided.

Third quarter preliminary results conference call:

Date:                      Wednesday July 9, 2003
Time:                      8:00 a.m. EDT
Dial-in instructions:      1-416-640-1907 or 1-800-814-3911

Replay of the call will be available, beginning at 10:00am EDT on July 9, 2003 through 11:59pm EDT July 16, 2003.

Dial in instructions:      1-416-640-1917 or 1-877-289-8525
To access:                 Enter 21009907#

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1400 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                                --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.



Hummingbird Contacts:
Inder Duggal                             Michele Stevenson
Chief Financial Officer                  Corporate Communications Manager
Hummingbird Ltd.                         Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205              Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                        Fax: 416-496-2207
                                         michele.stevenson@hummingbird.com
                                         ---------------------------------

                                                                    Document 3

[Hummingbird Logo Omitted]


                VALLEY CENTER MUNICIPAL WATER DISTRICT SELECTS
                HUMMINGBIRD ENTERPRISE FOR ESRI(TM) TO IMPROVE
                      BUSINESS PROCESSES AND REDUCE COSTS


  California agency capitalizes on GIS investment with Hummingbird solution, adding seamless access to all business-critical information and resources through a single web-based interface


Toronto - July 9, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Valley Center Municipal Water District (VCMWD), a public agency that provides water and sewer services to domestic, agricultural and commercial customers in Valley Center and northern San Diego County, has purchased Hummingbird Enterprise for ESRI(TM), an integrated solution with ESRI's ArcIMS[TM] software. VCMWD staff will be able to link electronic records and documents to the agency's geographic information system (GIS), allowing users to quickly and easily access and manage geographic data records from a web-based mapping interface.

Hummingbird Enterprise for ESRI will enable the District staff to manage and access all types of electronic assets from the Hummingbird document management repository, including images from various sources; CAD files; and geographic data associated with its GIS system, such as right-of-way agreements and sewer inspection reports. VCMWD will benefit from the two-way integration linking images and documents to specific geographic data in the ESRI system. For example, by clicking on a web-based geographic feature, employees can locate corresponding records or documents concerning a specific facility, such as inspection reports for pipelines or scanned deeds for parcels of land. The unified access will increase productivity by simplifying how employees manage, collaborate, publish and share information.

"We purchased Hummingbird Enterprise for ESRI because we are confident that it will provide the District with a secure, flexible infrastructure to search, manage and access documents and data from either the GIS or from the Hummingbird document management system," said Patricia Garcia, GIS/Mapping Tech. III, with VCMWD. "Since our staff will be able to work in familiar environments including Windows Explorer, Outlook, WEB or Native Applications, it will minimize the learning curve, reducing administrative requirements and improving business processes. With the Hummingbird solution, we expect an enhanced level of service to our internal users."

Version control, check-in/check-out, security, and an audit trail will assure the District staff that they are always working on the most current versions of the files, saving time in project development, eliminating duplicate efforts and improving accuracy of information.

Developed in conjunction with Farragut Systems, Inc., a full service GIS and System Integration company, Hummingbird Enterprise for ESRI provides seamless integration between ESRI's ArcIMS software and Hummingbird DM(TM), the core application and repository for all electronic assets produced by the District staff. Documents can be referenced to projects through text-based searches as well as GIS searches.

"Government agencies such as VCMWD are regularly faced with the challenge of providing the best quality service to constituents, partners and other agencies," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With Hummingbird Enterprise for ESRI, VCMWD will have immediate access to all business-critical information, increasing operational efficiencies and responsiveness and improving customer relationships."


About Valley Center Municipal Water District
Founded in 1954, VCMWD is the second largest retailer of imported water within the San Diego County Water Authority and the largest retail purchaser of agricultural water within the Metropolitan Water District's service area. The District covers 100 square miles of which approximately 58% receives water services. In its 49 years of existence, the District has constructed a water system consisting of seven aqueduct connections, 41 reservoirs, 26 pumping stations and 270 miles of water main.

About Hummingbird Enterprise(TM) for ESRI
Hummingbird Enterprise(TM) for ESRI, an integrated solution with ESRI's ArcIMS(TM) software, offers a web-based mapping interface for document and records management and queries by linking ESRI's ArcIMS software and Hummingbird DM(TM), an integral component of Hummingbird Enterprise(TM). Hummingbird Enterprise for ESRI is applicable across a broad range of industries including government, utilities, education, oil and gas, military and telecommunications. All geographic-based, business-critical information can immediately be linked through one web interface, not only to data, but also to a wide range of documents, such as photographs, engineering drawings, field notes and digitized audio and video.

To learn more about Hummingbird Enterprise for ESRI, please visit the Hummingbird website at: http://www.hummingbird.com/solutions/business/gis.html
                        ------------------------------------------------------

About ESRI
For more than 30 years, ESRI has been the leading developer of GIS software with more than 300,000 clients worldwide. ESRI software is used in all 200 of the largest cities in the United States and in more than 60 percent of counties and municipalities nationwide. Headquartered in California, ESRI has regional offices throughout the United States, international distributors in more than 90 countries, and more than 1,400 business partners. ESRI's goal is to develop comprehensive tools that enable users to efficiently manage, use, and serve geographic information to make a difference in the world around them. ESRI also provides consulting, implementation, and technical support services. ESRI can be found on the Web at www.esri.com.
                                          -------------

About Farragut
Farragut Systems, Inc., (Farragut) has been providing industry-leading GIS and System Integration solutions to government agencies and private corporations since 1993. Farragut supports the entire GIS life cycle, from requirements analysis and implementation planning, through database design and implementation, application development and deployment, and user training. For additional information, visit the Farragut website at: www.farragut.com
                                                       ----------------

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1400 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207                            michele.stevenson@hummingbird.com
                                             ---------------------------------

                                                                    Document 4

[Hummingbird Logo Omitted]


              hummingbird enterprise(TM) delivers a 105% roi for
                     public service company of new mexico
   Nucleus Research report finds Public Service Co. of New Mexico increased employee productivity and reduced customer support costs, saving more than $1.5 million annually after deploying the Hummingbird document management technology

Toronto - July 14, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Hummingbird DM(TM), the advanced document management technology of Hummingbird Enterprise(TM), delivered a 105% return on investment (ROI) to its customer, Public Service Company of New Mexico (PNM), with a payback period of only 11 months.

According to an independent analysis conducted by Nucleus Research, a Massachusetts-based firm that evaluates financial return on IT assets, PNM achieved a positive ROI on its Hummingbird deployment because of improved access to content in various libraries; increased employee productivity across different departments; and reduced customer support and storage costs. The benefits to PNM, both direct and indirect, amounted to annual savings of more than $1.5 million.

PNM, the principal subsidiary of PNM Resources, an energy holding company based in Albuquerque, New Mexico, provides natural gas service to 441,000 customers and electric utility service to 385,000 customers in New Mexico. With a growing customer base and a commitment to improving quality in its key processes, PNM addressed its expanding list of challenges by integrating its in-house records management system with the Hummingbird document management solution.

"We needed to move from a paper-laden environment to a workplace where the electronic document took on a much greater role," said Carl Seider, PNM systems administrator. "Due to the superior searching capabilities and ease of use of the Hummingbird document management software, we have freed up hundreds of square feet of file cabinet space; enabled documents that were stored offsite and onsite to be scanned and shredded; and allowed employees more time with customers instead of filing and hunting for documents."

The Hummingbird DM system's advance search, retrieval and categorization capabilities accommodate the varying user requirements in different departments across the organization. With improved access to documents and records, PNM has been able to retire its microfiche system and reduce its reliance on off-site storage, resulting in significant cost savings. PNM currently deploys over 21 document libraries in the Hummingbird document management system, with approximately 1.2 million documents being added every month.

"Records management touches every part of the business. As an investor-owned utility that is regulated by the state, we are required to retain different kinds of records and produce these documents upon request," added Seider. "With Hummingbird DM, our employees across different departments such as contract administration, legal, and accounts payable, are empowered with a more efficient way to search and access documents and can respond quickly to internal and external requests for information."

"We are very pleased with the results of the Nucleus Research Study. The Hummingbird Enterprise technology delivers significant and measurable benefits to PNM including a built-in level of security and compliance, an absolute necessity in today's business environment," said Barry Litwin, president, Hummingbird Ltd. "Hummingbird continually strives to set new standards for our customers with the most comprehensive document management system available in the marketplace today."

The complete PNM ROI case study by Nucleus Research is available on the Hummingbird website at: http://www.hummingbird.com/collateral/ss/pnm.html
                        -------------------------------------------------

About Public Service Company of New Mexico

PNM is New Mexico's largest electric and gas utility. In total, PNM serves 1.3 million people in more than 100 communities in New Mexico. The company employs about 2,600 people, making it the eighth-largest private employer in New Mexico. Operations and customer service offices are located around the state, including in Clovis, Chama, Anthony, Silver City, Alamogordo, Truth or Consequences, Belen, Farmington, Gallup, Grants, Roswell, Santa Fe, Taos, Tucumcari, Carlsbad and Artesia. PNM is regulated by a variety of state and federal commissions and agencies. In addition, many PNM electric transmission lines and natural gas pipelines cross tribal lands, so company officials work closely with area Native American governments. For more information, visit: www.pnm.com
-----------

About Nucleus Research
----------------------
Nucleus Research is an independent global research and advisory firm that provides CFOs and CIOs with the financial and technology expertise they need to evaluate and manage their information technology investments the same way they evaluate and manage other capital investments. The company was founded in 2000 by former senior executives from International Data Corp., Dataquest, and AMR Research, and is headquartered in Wellesley, Mass., with additional offices in London and Paris. For more information, visit www.NucleusResearch.com.
------------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360-degree view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1400 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                Document No. 5

[Hummingbird Logo Omitted]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------


                 Hummingbird Reports Third Quarter Fiscal 2003
                    Sales $48.1 million; Adjusted EPS $0.26

Toronto - July 21, 2003 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the third quarter ended June 30, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.



---------------------------------------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                                       U.S. GAAP
(millions of U.S dollars except share data)

                                                              Three Months Ended           Nine Months Ended
                                                                  June 30                       June 30
                                                              ------------------           -----------------
                                                          2003             2002            2003           2002
                                                          ----             ----            ----           ----

Sales                                                     48.1             44.0           139.2           134.2

Net Income (Loss)                                          1.4             (1.8)            5.2            (2.9)

Diluted Earnings (Loss) Per Share                         0.08            (0.10)           0.29           (0.16)

Diluted Number of Shares (millions)                       17.7             18.3            18.0            18.3

Adjusted Net Income (Note)                                 4.6              4.8            15.6            15.4

Adjusted Diluted Earnings Per Share                       0.26             0.26            0.87            0.84

Adjusted Diluted Number of Shares (millions)              17.7             18.5            18.0            18.4

Note: Adjusted Net Income comprises Net Income (Loss) excluding amortization of intangibles, restructuring and other charges, in-process research and development expense, and for fiscal 2002 previously unrecognized investment tax credits and deferred income tax rate adjustments, all net of related taxes.

---------------------------------------------------------------------------------------------------------------

In the third quarter we have further consolidated our market leadership within the legal and government market sectors and established momentum for higher value line of business solutions based on Hummingbird Enterprise(TM)" said Fred Sorkin, Chairman and Chief Executive Officer. "We remain confident that our investments, both organic and acquisitions, form the foundation for accelerated growth."

Key Achievements in the quarter included:

     o Successes included sales of Hummingbird Enterprise(TM) suite to key customers in the legal sector such as Baker & McKenzie, Skadden Arps Slate Meagher & Flom LLP, McGuire Woods LLP, Denton Wilde Sapte, Allen & Overy, and to key customers in the commercial and other sector such as RDMIS Canadian Government, International Monetary Fund, United States Enrichment Corporation, Intel, Federal Home Loan of New York, Valley Center Municipal Water District, Morgan Stanley Dean Witter, and NATO.

     o Release of Hummingbird Enterprise(TM) 5.1 that provides a robust, scalable and integrated solution for the management of enterprise content, both structured and unstructured. This release further accelerates the continued adoption of Hummingbird Enterprise(TM) by our customers. Key customer such as Inco, Baker McKenzie, Aiken Gump, are standardizing on Hummingbird Enterprise(TM) 5 family of products to support their enterprise content management requirements;

     o Hummingbird recognized by Gartner as a leader in the Integrated Document Management market segment in the recently updated Magic Quadrant, 2003. Gartner recognizes that "Hummingbird has moved to a coherent product brand and product structure encompassing content and document management, collaboration and information access."

     o Recognition by Forrester Research of Hummingbird as a leader in records and compliance solutions. Forrester considers Hummingbird's integrated document and records management offering as having the broadest market coverage among its peer group of competitors;

     o KWWorld magazine chose Hummingbird Enterprise(TM) 5.1 a Trend Setting Product of 2003, representing innovation and market leadership in the category of Smart Enterprise Suites.

     o Demonstrated traction in the adoption of Hummingbird Enterprise(TM)for ESRI that provides integration between the ESRI Geographic Information Systems and Hummingbird DM. This solution enables our customers to link geospacial information with documents and content. The recently announced customer wins with Northern Colorado Water Agency and the Valley Center Municipal Water District demonstrate the strategic value of our partnership with ESRI, the global leader in Geographic Information Systems. In addition, Hummingbird Enterprise(TM)for ESRI was recognized in May 2003 at the Government Technology Conference (GTC) West 2003 with "Best Solution" award for the deployment of the Northern Colorado Water Agency solution;

     o Launch of the Hummingbird Enterprise(TM) for Contract Management solution that supports end-to-end contract life cycle management, such as contract creation, management, analysis and reporting, using the full suite of Hummingbird Enterprise(TM) products as a fully integrated solution; and

     o The Kramer Lee & Associates acquisition, during the quarter, and Valid Information Systems acquisition, shortly after, add domain expertise that enable us to deliver higher value matter centric and compliance solutions to our legal and government customers.

"Our strategy of delivering a highly integrated enterprise suite is generating tangible and measurable results in terms of customer adoption and industry analyst validation," added Sorkin. "Our initiatives to deliver better integration between components of Hummingbird Enterprise(TM), our market leadership in document management and compliance solutions, coupled with our increased focus on line of business solutions, extended with acquisitions, further entrench Hummingbird as a leader in enterprise content management solutions. We are poised for growth and we have the means to execute on our strategy."

Sales for the quarter ended June 30, 2003 were $48.1 million representing a 9.3% increase from the quarter ended June 30, 2002, and an increase of 2.3% over the second quarter ended March 31, 2003.

Adjusted net income in the current quarter was $4.6 million, compared to $4.8 million in the third quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.26 compared to $0.26 for the corresponding period last year.

Expenses for the current quarter, excluding amortization of intangibles, increased to $36.2 million compared to $33.2 million for the third quarter of the previous fiscal year. Expenses for the current quarter reflect the first full quarter of operating activities of the acquisitions that occurred late in the second quarter.

The third quarter of fiscal 2003 reported a net income of $1.4 million, an increase of $3.2 million, compared to a net loss of $1.8 million for the third quarter of last year. This change is due to an increased level of sales and the absence of amortization of goodwill in the current quarter, compared to the third quarter of the prior year. The diluted earnings per share of $0.08 in the current quarter compares to a diluted loss per share of $0.10 for the third quarter of last year.

Sales for the nine months ended June 30, 2003 were $139.2 million, an increase of 3.7% over the previous year. Expenses, excluding amortization of intangibles, in-process research and development expense, and restructuring and other charges, increased by 4.1% to $102.6 million for the nine months of fiscal 2003 compared to the prior year. Net income for the current nine month period was $5.2 million resulting in diluted earnings per share of $0.29, compared to a net loss of $2.9 million and a diluted loss per share of $0.16 last year.

Adjusted net income for the current nine months was $15.6 million compared to $15.4 million for the nine months ended June 30, 2002. Adjusted diluted earnings per share for the current nine months, based on adjusted net income, was $0.87 compared to $0.84 for the prior year.

Total assets as at June 30, 2003 were $356.6 million, compared to $352.1 million as at March 31, 2003. The Company's cash position, including short-term investments, was $111.2 million as at June 30, 2003 after the acquisition of Kramer Lee & Associates. Cash flow generated from operations for the current quarter was $7.6 million. The deferred revenue was higher at $50.8 million, up from $48.1 million as at March 31, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.0 million and diluted earnings per share of $0.06 for the quarter ended June 30, 2003, compared to a net loss of $2.8 million and diluted loss per share of $0.15 for the same period last year. For the current nine month period, the Company reported net income of $4.2 million and diluted earnings per share of $0.23, compared to a net loss of $5.6 million and diluted loss per share of $0.31 for the first nine months of fiscal 2002.


About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1450 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com
-------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.




Hummingbird Contacts:

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                           Fax:  416-496-2207
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com
----------------------------                ---------------------------------

                                                                Document No. 6

[Hummingbird Logo Omitted]


           CANADIAN FEDERAL GOVERNMENT CONVERTS 7,230 SEATS OF DOCS
                        OPEN(R) TO HUMMINGBIRD DM(TM) 5

       Government employees will benefit from the easy to use, flexible interfaces and advanced functionalities of the Hummingbird document management technology

Toronto - July 23, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that the Canadian federal government has converted 7,230 seats of the two-tier client/server environment of DOCS Open(R), to the multi-tier architecture of Hummingbird DM(TM), the advanced document and content management technology of Hummingbird Enterprise(TM)5.

The Hummingbird DM web-based platform with its integrated environment and intuitive interfaces will evolve the Canadian government's Records, Document and Information Management System (RDIMS). Hummingbird partnered with CGI Group Inc., the largest Canadian independent information technology (IT) services firm, to integrate RDIMS, a Government of Canada shared-system initiative that allows employees to capture, manage, store, preserve, protect and retrieve document-based information.

The RDIMS initiative provides access to all kinds of electronic documents, including word-processing documents, spreadsheets, photos, forms and e-mail messages, improving information sharing and enhancing the efficiency of the records management function. With Hummingbird DM, users can access all shared documents from a single repository. The centralized repository ensures that documents and records of all types are stored, indexed and managed from a single source, minimizing the risk of duplicate records and streamlining administrative functions.

Hummingbird DM provides an intuitive access point to the document repository that minimizes re-training requirements for the government users. The web-based deployment eliminates the need for IT staff to visit individual workstations for system upgrades, lowering the time and cost of administration. Users can access documents and records from within familiar desktop interfaces, including the Windows Desktop, Windows Explorer, Microsoft Outlook and native authoring tools, which will enable them to easily access, share and manage document-based information more efficiently.

"Now, more than ever, government departments need to locate information in a timely, cost-effective way," said Gordon Briscoe, vice-president of consulting services at the CGI Ottawa office. "RDIMS makes great business sense for the ever-evolving services of government, and ensures a payback of total recall of information, quickly and efficiently."

"We are delighted the Canadian federal government is converting to Hummingbird DM 5 in their RDIMS program," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "The Canadian government is a long-standing customer of the Hummingbird document and records management solutions with over 37,000 seats procured for 33 government departments. We look forward to continuing and expanding our technology partnership, helping the federal government enhance its internal processes by more efficiently and effectively managing electronic information."

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI's annualized revenue run-rate is currently CDN$2.9 billion (US$1.9 billion) and at March 31, 2003, CGI's order backlog was CDN$11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com.
         -----------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                 Document No.7

[Hummingbird Logo Omitted]

           HUMMINGBIRD POSITIONED IN THE LEADER QUADRANT IN THE 2003
                INTEGRATED DOCUMENT MANAGEMENT MAGIC QUADRANT

     Leading analyst firm reports rising interest in document management purchases; enterprise focus on suites of integrated components

Toronto - July 28, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Gartner, Inc. (NYSE: IT and ITB), a leading technology research and advisory firm, has positioned Hummingbird in the Leader Quadrant in the Integrated Document Management (IDM) Magic Quadrant, 2003. IDM Magic Quadrant leaders are defined by scalability and comprehensive content management capabilities.

The Research Note of July 10, 2003, entitled: "Magic Quadrant for Integrated Document Management, 2003"(1), evaluates vendors that provide critical support in the areas of content, media and document management. According to Gartner, "A well-designed and effectively implemented IDM application can save time, decrease process latency, increase efficiency, help streamline processes and decrease the risk associated with lost documents."

In the Research Note, Gartner cited several powerful trends that are shaping the IDM market. One key trend is an enterprise focus on suites that combine former best-of-breed components, such as document management, Web content management, records management, workflow, imaging and collaboration. According to the report, "This approach should reduce costs, simplify acquisitions, and reduce integration complexities."

Hummingbird DM(TM) is the core component of Hummingbird Enterprise(TM), a comprehensive suite of integrated information and knowledge management solutions featuring integrated document, knowledge and records management, business intelligence, collaboration and portal applications. The secure, consolidated platform provides seamless integration between the components to deliver an encompassing suite for managing enterprise content from creation to management and disposition.

"Hummingbird's Leader Quadrant position in the IDM Magic Quadrant is a key measure of the success of our strategy within the industry," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "With the Hummingbird Enterprise family of products, we are committed to delivering a platform that provides our customers with a proven and scalable solution, lower total cost of ownership, and open standards-based solutions that are built for customization and inter-operating with other enterprise applications."

The Magic Quadrant for Integrated Document Management, 2003 is available on the Hummingbird website at:
http://www.gartner.com/gc/webletter/hummingbird/issue3/index.html.
------------------------------------------------------------------

-----------
(1) The Research Note of July 10, 2003, entitled: "Magic Quadrant for Integrated Document Management, 2003" is co-authored by research directors Karen Shegda, Toby Bell, and Debra Logan; Kenneth Chin, vice president and research director, measurement; and Mark Gilbert, vice president and research director

Gartner, Inc.'s Magic Quadrant positions vendors in a particular market segment based on their vision and ability to execute that vision. According to Gartner, leaders are vendors who are performing well today, have a clear vision of market direction, and are actively building competencies to sustain their leadership position in the market.

The Magic Quadrant is copyrighted July 2003 by Gartner, Inc., and is reused with permission, which permission should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner, Inc.'s opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Gartner does not advise enterprises to select only those firms in the "Leaders" quadrant. In some situations, firms in the Visionary, Challenger, or Niche Player quadrants may be the right match for an enterprise's requirements. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources including other published information and direct analyst interaction. Gartner, Inc. expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.


About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.


About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Hummingbird Ltd.
                                                  ----------------
                                            ------------------------------
                                                    (Registrant)


Date:  July 31, 2003                        By:  Signed /s/ Inder P.S. Duggal
       -----------------                       ------------------------------
                                                                (Signature)
                                               Inder P.S. Duggal
                                               Chief Financial Officer and
                                               Chief Controller